February 27, 2009

Mr. John Cash Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE – MS 7010 Washington, D.C. 20549-7010

Re:	Waste Connections, Inc.
Form 10-K for Fiscal Years Ended December 31, 2007 and 2008
File No. 1-31507
Response to Comment Letter

Dear Mr. Cash:

On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 17, 2009.  The Staff’s comment is repeated below in bold, and is followed by the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Segments, Prior Comment 1

1.
Thank you for the additional insight into the monthly information provided to your CODM, including additional information provided and other factors for our consideration.  However, based on the reasons we stated in our letter dated January 30, 2009, it appears to us that your districts represent operating segments as defined in SFAS 131.  Please note that none of the additional information in your response would necessarily rebut that determination.  The monthly information is clearly discrete performance based information by district, which appears easily digestible by the CODM at each unit, considering the nature of your business.  Please note that the staff generally is of the belief that receipt of such information is used by the CODM for purposes of assessing performance and by extension affects the allocation of resources.

Mr. John Cash
U.S. Securities and Exchange Commission
February 27, 2009

As described in paragraph 3 of SFAS 131, the object of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a.	Better understand the enterprise's performance
b.	Better assess its prospects for future net cash flows
c.	Make more informed judgments about the enterprise as a whole.

Because enterprises within the solid waste industry primarily operate in a single type of business activity, the purpose of segment reporting is to provide information about the different economic environments in which you operate.  Further, because the nature of your business is tied to geography and is in fact managed on that basis, geographic areas appear to represent your different economic environments.  However we also agree that based on the guidance of paragraph 24 of SFAS 131 that you referenced in your response, we acknowledge that there are practical limits to the number of reportable segments that would be useful to users of your financial statements.

We also recognize that one may interpret paragraph 17 of SFAS 131 to imply that certain operating segments, however geographically close, should not be aggregated due to their economic dissimilarity.  We acknowledge that this interpretation presents considerable implementation problems.  For example, it may require aggregation into reportable segments that would either be too large in number, or that would offer almost no analytical value, due to the lack of geographic proximity of the operating segments.  Such an interpretation may also, require the constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of SFAS 131.

However, one must balance the aggregation criteria with that of the practical limitations on the number of reportable segments.  The apparent inability to aggregate at the unit level does, not allow an immediate default to only one reportable segment.  These factors require that you provide a reasonable number of reportable segments, based on geographic proximity, and this forms the basis of your aggregation criteria.  Therefore the aggregation of operating, or reportable segments from widely distant locations, however economically similar, reduces the usefulness of the reportable segments and is inconsistent with paragraph 3 of SFAS 131.

We believe that this format is consistent with industry practice, the way you manage your business and an interpretation of paragraph 17, in your industry, to mean aggregation based on geographic proximity.  We ask that you consider revising your segment reporting in future filings to reflect the various regions on a separate basis.

Mr. John Cash
U.S. Securities and Exchange Commission
February 27, 2009

We also ask you to consider that if two or more of your proposed reportable segments appear to show similar economic characteristics in the future, this should not be considered an indication that further levels of aggregation are appropriate.  We remind you that the basic aggregation principle is applied at the operating segment level, and your operating segments as defined in paragraph 10 of SFAS 131 appear to be your districts.

The Company respectfully appreciates the Staff's view that to the extent discrete financial information is provided to the CODM at a level below a company's stated operating segments, there is a presumption that the lower level represents the operating segments, provided the other criteria in paragraph 10 of SFAS 131 are met.  In spite of the fact that EBITDA information by district has been provided to the Company’s CODM historically, the Company continues to be of the view that such information is not used in making resource allocation decisions for the reasons stated in the Company’s prior responses.  Accordingly, effective immediately, the Company will no longer provide its CODM with the monthly EBITDA information by district or any other financial information below its geographic regions, which the Company continues to believe constitute its operating segments.

The Company acknowledges the Staff's comment that a primary objective of segment reporting is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a.	Better understand the enterprise's performance
b.	Better assess its prospects for future net cash flows
c.	Make more informed judgments about the enterprise as a whole.

The Company also acknowledges the Staff's view that, because enterprises within the solid waste industry operate in a single business activity, the purpose of segment reporting with respect to the Company would be to provide information about the different economic environments in which it operates.  However, the Company respectfully submits that it is not inconsistent with that objective to consider whether the Company’s geographic regions have similar economic characteristics and also meet the other aggregation criteria in paragraph 17 of SFAS 131 for purposes of determining its reportable segments.

As described in the Company’s prior responses, the Company has considered the economic characteristics of its geographic regions and has concluded that they are in fact similar.  Further, the Company has concluded that it meets all of the other aggregation criteria in paragraph 17 of SFAS 131.  In addition, the Company does not believe that presenting each of its geographic regions as reportable segments would provide additional meaningful information to users of the Company’s financial statements since each of those regions has essentially the same economic characteristics from an operating margin perspective.  Accordingly, the Company respectfully submits that its three geographic regions constitute its operating segments and that it is appropriate to aggregate those three regions into one reportable segment for reporting purposes.  While the Company expects its geographic regions to continue to have similar economic characteristics for the foreseeable future, the Company will continue to monitor the economic characteristics of its regions and to the extent the Company concludes in the future that they no longer are expected to have similar economic characteristics, the Company will revise its segment reporting accordingly.

Mr. John Cash
U.S. Securities and Exchange Commission
February 27, 2009

Please refer any questions or comments you may have to the undersigned at (916) 608-8200.

Additionally, please note that on February 23, 2009, the Company relocated its corporate office to a new facility. The mailing address for the Company’s new corporate office is 2295 Iron Point Road, Suite 200, Folsom, CA 95630. Please use this new mailing address for all future correspondence sent to the Company. There have been no changes to the Company’s corporate office phone numbers or facsimile numbers as a result of the recent relocation.

Regards,

/s/ Worthing F. Jackman

WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer

cc:	Bret Johnson (SEC)
John Hartz (SEC)